PHILLIPS NIZER LLP
666 Fifth Avenue
New York, NY  10103

October 29, 2010

VIA FACSIMILE and EDGAR CORRESPONDENCE
(202) 772-9198

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SignPath Pharma Inc.
Form 10-Q for the Quarter Ended June 30, 2010
File No. 333-158474

Dear Mr. Rosenberg:

As counsel to SignPath Pharma Inc. (the “Issuer”) we are requesting a two week extension from today for the Issuer to respond to the Staff’s Comment Letter dated October 15, 2010.

Please do not hesitate to call me at (212) 841-0707.

Very truly yours, PHILLIPS NIZER LLP /s/ Elliot H. Lutzker Elliot H. Lutzker
Cc:	Mr. Kei Nakada
Dr. Lawrence Helson